CUSIP No. 846511 103        Page 1 of 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Spark Energy, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
846511 103
(CUSIP Number)
Gil Melman
12140 Wickchester Ln., Ste 100
Houston, Texas 77079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2016
(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,850
	8.	Shared Voting Power 8,596,264*
	9.	Sole Dispositive Power 92,850
	10.	Shared Dispositive Power 8,596,264*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,689,114*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

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1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,596,264*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,596,264*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,596,264*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.0%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

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1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,458,764*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,458,764*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,458,764*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.0%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

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1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

5

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Amendment No. 1 to Schedule 13D
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014 (the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Spark Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.
This Amendment is being filed to update the Schedule 13D for the following transactions: (1) an internal reorganization by the Reporting Persons, (2) the exchange by Retailco (defined below) of an aggregate of 2,725,000 Spark HoldCo Units (defined below) (and a corresponding number of shares of Class B Common Stock (defined below)) into an aggregate of 2,725,000 shares of Class A Common Stock, (3) the sale by Retailco of an aggregate of 2,153,736 shares of Class A Common Stock, and (4) other updates occurring since the filing of the Schedule 13D. Information in this Amendment is presented as of April 4, 2016.

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This statement on Schedule 13D relates to the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.
Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC, dated August 1, 2014 (the “Spark HoldCo LLC Agreement”), by and among the Issuer, Spark HoldCo, LLC, a Delaware limited liability company (“Spark HoldCo”), NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”) and NuDevco Retail, LLC, a Texas limited liability company (“NuDevco Retail”) (as initial members), each holder of a unit of Spark HoldCo (the “Spark HoldCo Units”) has the right to exchange Spark HoldCo Units (and a corresponding number of shares of the Issuer’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”)) for Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged. Accordingly, and unless otherwise noted, the information in this Schedule 13D is presented as if all Class B Common Stock has been converted into Class A Common Stock.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is being filed jointly by (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, LLC, a Texas limited liability company (“Retailco”), (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings and (vi) NuDevco Retail. TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings and NuDevco Retail are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”
The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 7, 2016, a copy of which is attached hereto as Exhibit 1.
(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is

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conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.
(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
In connection with the closing of the Issuer’s initial public offering on August 1, 2014 (the “Offering”), NuDevco Retail Holdings acquired 10,612,500 shares of Class B Common Stock and NuDevco Retail acquired 137,500 shares of Class B Common Stock pursuant to an internal reorganization.
On August 14, 2015, the Issuer filed a registration statement (the “Registration Statement”) with respect to the offer and sale from time to time, by the selling stockholders named therein, of up to 10,750,000 shares of Class A Common Stock that may be issued upon exchange of the Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock). The Registration Statement was declared effective on December 28, 2015.
On January 11, 2016, the Reporting Persons underwent an internal reorganization pursuant to which the 10,612,500 shares of Class B Common Stock held directly by NuDevco Retail Holdings were distributed by NuDevco Retail Holdings to Electric Holdco. Following the distribution to Electric Holdco, the 10,612,500 shares of Class B Common Stock were distributed by Electric Holdco to TxEx. Following the distribution to TxEx, the 10,612,500 shares of Class B Common Stock were contributed by TxEx to Retailco, and Retailco became a party to the Spark HoldCo LLC Agreement and the Registration Rights Agreement.
On February 3, 2016, Retailco exchanged 1,000,000 of its Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for 1,000,000 shares of Class A Common Stock. As described in Item 5(c), from February 4, 2016 through March 10, 2016, Retailco sold an aggregate of 428,736 shares of Class A Common Stock on The NASDAQ Stock Market LLC (“NASDAQ”).
On March 30, 2016, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Retailco and FBR Capital Markets & Co., as representative of the several underwriters named therein, providing for the offer and sale by Retailco, and purchase by the underwriters, of 1,500,000 shares of Class A Common Stock (the “Firm Shares”), at a price to the public of $18.00 per share. On March 31, 2016, the underwriters notified Retailco of their election to exercise their over-allotment option in full, pursuant to the terms of the underwriting agreement, for 225,000 additional shares of Class A Common Stock (the “Additional Shares” and, together with the Firm Shares, the “Shares”). On March 31, 2016, in connection with the offering and for delivery to the underwriters, Retailco exchanged 1,725,000 of its Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for 1,725,000 shares of Class A Common Stock. The closing of the offering of the Shares occurred on April 4, 2016.
Since the filing of the Schedule 13D on August 8, 2014, the Individual Filer has purchased 92,850 shares of Class A Common Stock in multiple transactions on the open market using personal funds.

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Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The acquisitions of Class B Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock.
As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek exchange of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock. NuDevco Retail or Retailco may sell additional shares of Class A Common Stock in the future, depending upon general stock market conditions, economic conditions and other factors.
As part of the Issuer’s growth strategy, it may engage in transactions with the Reporting Entities and other entities affiliated with the Individual Filer. Such transactions may involve the issuance of Class A Common Stock, Class B Common Stock or securities convertible or exchangeable into Class A Common Stock or Class B Common Stock to the Reporting Entities or other entities affiliated with the Individual Filer.
Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) To the best knowledge of the Reporting Persons, as of April 4, 2016, there were 5,843,623 shares of Class A Common Stock outstanding and 8,025,000 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of The NASDAQ. As a group, the Reporting Persons beneficially own in the aggregate 8,689,114 shares of Class A Common Stock (assuming exchange of the 8,025,000 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 62.7% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned by the reporting persons include: (1) 8,689,114 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 62.7% of the outstanding Class A Common Stock, (2) 8,596,264 shares of Class A Common Stock beneficially owned by TxEx, representing 62.0% of the outstanding Class A Common Stock, (3) 8,458,764 shares of Class A Common Stock beneficially owned by Retailco, representing 61.0% of the outstanding Class A Common Stock, (4) 137,500 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock and (6) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock.

CUSIP No. 846511 103        Page 11 of 14

Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, owns 12,749 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock.
(b) The Individual Filer has sole voting power and sole dispositive power over 92,850 shares of Class A Common Stock and has shared voting power and shared dispositive power over 8,596,264 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 8,596,264 shares of Class A Common Stock (assuming exchange). Retailco does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 8,458,764 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock.

Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, has sole voting and sole dispositive power over 12,749 shares of Class A Common Stock.

(c) During the past sixty days, none of the Reporting Persons has effected any transaction involving the Class A Common Stock, except for the following transactions:

•
On February 4, 2016, Retailco sold 14,300 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.4494 per share. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.635, inclusive.

•	On February 5, 2016, Retailco sold 3,534 shares of Class A Common Stock on the NASDAQ at a price of $25.00 per share.

•
On February 8, 2016, Retailco sold 3,213 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.004 per share. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.01, inclusive.

•
On February 9, 2016, Retailco sold 17,525 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.0201 per share. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.05, inclusive.

•
On February 10, 2016, Retailco sold 67,442 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.9293 per share. These shares were sold in multiple transactions at prices ranging from $25.51 to $26.31, inclusive.

•
On February 11, 2016, Retailco sold 28,512 shares of Class A Common Stock on the NASDAQ at a weighted average price of $26.0781 per share. These shares were sold in multiple transactions at prices ranging from $25.93 to $26.23, inclusive.

•
On February 12, 2016, Retailco sold 36,179 shares of Class A Common Stock on the NASDAQ at a weighted average price of $26.2712 per share. These shares were sold in multiple transactions at prices ranging from $26.10 to $26.41, inclusive.

•
On February 16, 2016, Retailco sold 32,224 shares of Class A Common Stock on the NASDAQ at a weighted average price of $26.3193 per share. These shares were sold in multiple transactions at prices ranging from $25.62 to $26.61, inclusive.

•
On February 18, 2016, Retailco sold 20,458 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.5446 per share. These shares were sold in multiple transactions at prices ranging from $25.50 to $25.59, inclusive.

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•
On February 19, 2016, Retailco sold 30,572 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.6543 per share. These shares were sold in multiple transactions at prices ranging from $25.52 to $25.795, inclusive.

•
On February 22, 2016, Retailco sold 73,793 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.9243 per share. These shares were sold in multiple transactions at prices ranging from $25.52 to $26.41, inclusive.

•
On February 23, 2016, Retailco sold 34,548 shares of Class A Common Stock on the NASDAQ at a weighted average price of $26.1186 per share. These shares were sold in multiple transactions at prices ranging from $25.71 to $26.30, inclusive.

•
On February 24, 2016, Retailco sold 21,841 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.5424 per share. These shares were sold in multiple transactions at prices ranging from $25.50 to $25.59, inclusive.

•
On February 25, 2016, Retailco sold 16,158 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.5658 per share. These shares were sold in multiple transactions at prices ranging from $25.50 to $25.67, inclusive.

•
On February 26, 2016, Retailco sold 5,110 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.62 per share. These shares were sold in multiple transactions at prices ranging from $25.55 to $25.75, inclusive.

•
On March 3, 2016, Retailco sold 3,000 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.0063 per share. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.03, inclusive.

•
On March 4, 2016, Retailco sold 18,713 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.1044 per share. These shares were sold in multiple transactions at prices ranging from $25.02 to $25.31, inclusive.

•
On March 10, 2016, Retailco sold 1,614 shares of Class A Common Stock on the NASDAQ at a weighted average price of $25.005 per share. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.04, inclusive.

•
On March 31, 2016, Retailco exchanged 1,725,000 of its Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for 1,725,000 shares of Class A Common Stock for delivery pursuant to the Underwriting Agreement.

•
On April 4, 2016, Retailco sold 1,725,000 shares of Class A Common Stock at a price to the public of $18.00 per share ($17.10 per share, net of underwriting discounts and before expenses) pursuant to the Underwriting Agreement.

Upon request of the Issuer, any shareholder of the Issuer, or the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above will be provided.
(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following after the paragraph entitled “LOCK-UP AGREEMENTS.”
JOINT FILING AGREEMENT
A Joint Filing Agreement, dated April 7, 2016, by and among the Individual Filer, TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings and NuDevco Retail, has been executed, a copy of which is attached hereto as Exhibit 9 to this Schedule 13D and is incorporated herein by reference.
OASIS NOTE
On July 31, 2015, the Issuer and Spark HoldCo issued a $5.0 million convertible subordinated promissory note (the “Oasis Note”) to Retail Acquisition Co, LLC, a Texas limited liability company and a subsidiary of TxEx (“Acquisition Co”), in connection with the acquisition of Oasis Power Holdings, LLC. The Oasis Note bears interest at an annual rate of 5%, payable semiannually. The Issuer has the right to pay-in-kind any interest on the Oasis Note at its option. The Oasis Note is convertible into shares of Class B Common Stock and related Spark HoldCo Units at a conversion rate of $14.00 per share. The Oasis Note matures on July 31, 2020, and the holder cannot exercise any conversion rights for the first eighteen months that the Oasis Note is outstanding. The Oasis Note is subject to automatic conversion upon a sale of the Issuer. Shares of Class A Common Stock resulting from the exchange of the Spark HoldCo Units (and corresponding Class B Common Stock) issued as a result of the conversion right under the Oasis Note will be entitled to registration rights identical to the registration rights currently held by NuDevco Retail on shares of Class A Common Stock it receives upon exchange of its existing Spark HoldCo Units (and corresponding shares of Class B Common Stock). This summary of the Oasis Note is qualified in its entirety by reference to the text of Exhibit 10 hereto.
CENSTAR NOTE
On July 8, 2015, the Issuer and Spark HoldCo issued a $2.1 million convertible subordinated promissory note (the “CenStar Note”) to Acquisition Co in connection with the acquisition of CenStar Energy Corp. The CenStar Note bears interest at an annual rate of 5%, payable semiannually. The Issuer has the right to pay-in-kind any interest on the CenStar Note at its option. The CenStar Note is convertible into shares of Class B Common Stock and related Spark HoldCo Units at a conversion price of $16.57 per share. The CenStar Note matures on July 8, 2020, and the holder cannot exercise conversion rights for the first eighteen months that the CenStar Note is outstanding. The CenStar Note is subject to automatic conversion upon a sale of the Issuer. Shares of Class A Common Stock resulting from the exchange of the Spark HoldCo Units (and corresponding Class B Common Stock) issued as a result of the conversion right under the CenStar Note will be entitled to registration rights identical to the registration rights currently held by NuDevco Retail on shares of Class A Common Stock it receives upon exchange of its existing Spark HoldCo Units (and corresponding shares of Class B Common Stock). This summary of the CenStar Note is qualified in its entirety by reference to the text of Exhibit 11 hereto.
UNDERWRITING AGREEMENT
In connection with the Underwriting Agreement, the Issuer, NuDevco Retail, Retailco, and the Issuer’s directors and executive officers agreed not to sell any Class A Common Stock, Class B Common Stock, or securities convertible into, exchangeable for or exercisable for Class A Common Stock or Class B Common Stock, for a period of 30 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 and elsewhere in the Schedule 13D/A are qualified in their entirety by reference to the text of Exhibit 12 hereto.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by inserting the following paragraphs after the last paragraph of Item 7 of the Schedule 13D.

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Exhibit Number	Description of Exhibit

Exhibit 9	Joint Filing Agreement for Schedule 13D (filed herewith).

Exhibit 10
Convertible Subordinated Promissory Note of Spark HoldCo, LLC and Spark Energy, Inc. dated July 31, 2015 and payable to Retailco Acquisition Co, LLC (filed as Exhibit 10.8 to Spark Energy, Inc.’s Quarterly Report on Form 10-Q filed on August 13, 2015 (File No. 001-36559) and incorporated herein by reference).

Exhibit 11
Convertible Subordinated Promissory Note of Spark HoldCo, LLC and Spark Energy, Inc. dated July 8, 2015 and payable to Retailco Acquisition Co, LLC (filed as Exhibit 10.9 to Spark Energy, Inc.’s Quarterly Report on Form 10-Q filed on August 13, 2015 (File No. 001-36559) and incorporated herein by reference).

Exhibit 12	Underwriting Agreement (filed as Exhibit 1.1. to Spark Energy, Inc.’s Current Report on Form 8-K filed on April 4, 2016 (File No. 001-36559) and incorporated herein by reference).

Exhibit 13	Power of Attorney of TxEx Energy Investments, LLC (filed herewith).

Exhibit 14	Power of Attorney of Retailco, LLC (filed herewith).

Exhibit 15	Power of Attorney of Electric Holdco, LLC (filed herewith).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ TxEx Energy Investments, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ Retailco, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ Electric Holdco, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ NuDevco Retail Holdings, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ NuDevco Retail, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

SCHEDULE I
The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	President and Chief Executive Officer
Retailco, LLC, a holding company (1)	President and Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Spark Energy, Inc., a retail energy provider (1)	Chairman of the Board of Directors, Director

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

1

SCHEDULE II
Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.
TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

Exhibit 9
Joint Filing Agreement
This will confirm the agreement by and among all the undersigned that the Amendment to the Statement on Schedule 13D/A filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.01, of Spark Energy, Inc., a Delaware corporation (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.
This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this agreement as of April 7, 2016.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ TxEx Energy Investments, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ Retailco, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ Electric Holdco, LLC, by Gil Melman
as attorney-in-fact	4/7/2016

/s/ NuDevco Retail Holdings, LLC, by Gil Melman
as attorney-in-fact	4/7/2016
/s/ NuDevco Retail, by Gil Melman
as attorney-in-fact	4/7/2016